Exhibit 99.1

Antelope Enterprise Holdings Regains Compliance with Nasdaq Listing Rule

New York, NY, March 11, 2026 (GLOBE NEWSWIRE) — Antelope Enterprise Holdings Limited (NASDAQ: AEHL, or the “Company”), today announced that it has received written notification from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) confirming that the Company has regained compliance with Nasdaq Listing Rule 5250(c)(1).

As previously disclosed, on January 12, 2026, Nasdaq notified the Company that it was no longer in compliance with the periodic filing requirement under Listing Rule 5250(c)(1) (the “Rule”). Following the Company’s filing of its interim financial statements for the six-month period ended June 30, 2025, on February 13, 2026, Nasdaq determined that the Company complies with the Rule. The matter is now closed.

About Antelope Enterprise Holdings Limited

Antelope Enterprise Holdings Limited holds a 51% ownership position in Hainan Kylin Cloud Services Technology Co. Ltd (“Kylin Cloud”), which operates a livestreaming e-commerce business in China. Kylin Cloud provides access to over 800,000 hosts and influencers. Antelope Enterprise Holdings Limited further operates a business management and consulting business and plans to engage in energy infrastructure solutions through natural gas power generation via its wholly owned subsidiary AEHL US LLC. For more information, please visit our website at https://aehltd.com.

Forward-Looking Statements

Certain of the statements made in this press release are “forward-looking statements” within the meaning and protections of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements.

All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our annual report on Form 20-F for the transition period ended September 30, 2025 and otherwise in our SEC reports and filings. Such reports are available upon request from the Company, or from the Securities and Exchange Commission, including through the SEC’s Internet website at http://www.sec.gov. We have no obligation and do not undertake to update, revise or correct any of the forward-looking statements after the date hereof, or after the respective dates on which any such statements otherwise are made.

Contact Information:

Antelope Enterprise Holdings Limited

Xiaoying Song, Chief Financial Officer

info@aehltd.com

WFS Investor Relations Inc.

Email: services@wealthfsllc.com

+1 628 283 9214